Exhibit 99.2

GRAVITY CO., LTD.

AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

ATTACHMENT: INDEPENDENT AUDITOR’S REPORT

GRAVITY CO., LTD.

Deloitte Anjin LLC
9F., One IFC,
10, Gukjegeumyung-ro,
Youngdeungpo-gu, Seoul
150-945, Korea

Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

INDEPENDENT AUDITOR’S REPORT

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 18, 2015

To the Shareholders and the Board of Directors of
GRAVITY Co., Ltd.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of GRAVITY Co., Ltd. (the “Company”) and its subsidiary, which comprise the consolidated statement of financial position as of December 31, 2014, and the consolidated statement of operations, consolidated statement of changes in equity, and consolidated statement of cash flows, for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea (“KAS - NPEs”) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these financial statements based on our audit. We conducted our audit in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiary as of December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with KAS - NPEs.

Others

The consolidated financial statements of GRAVITY Co., Ltd. and its subsidiary as of and for the year ended December 31, 2013, were audited in accordance with the former KSAs, known as auditing standards generally accepted in Korea by other auditor whose report dated March 17, 2014, expressed an unqualified opinion on those statements.

March 18, 2015

Notice to Readers

This report is effective as of March 18, 2015, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modification to the auditors’ report.

Consolidated Financial Statements

GRAVITY CO., LTD AND ITS SUBSIDIARY

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of Gravity Co., Ltd. (the “Company”)

Park, Hyun Cheol

Chief Executive Officer

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

02-2132-7000

GRAVITY CO., LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

	(In thousands of Korean won)
	December 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	￦ 27,846,927	￦ 29,724,748
Short-term financial instruments (Note 3)	14,500,000	18,000,000
Trade receivables, net (Note 19)	5,178,252	6,102,538
Short-term loans receivable, net (Notes 4, 5 and 19)	6,667	32,778
Other receivables, net (Note 19)	472,009	372,438
Advanced payments, net (Note 19)	302,516	522,317
Current portion of deferred tax assets (Note 12)	94,153	474,018
Prepaid income taxes	578,741	699,858
Other current assets	1,242,422	1,096,277

Total current assets	50,221,687	57,024,972

NON-CURRENT ASSETS:
Equity-method investments (Note 4)	1,650,636	1,657,756
Long-term loans receivable, net (Notes 4,5 and 19)	2,222	13,750
Property and equipment, net (Notes 6 and 7)	708,120	912,195
Intangible assets, net (Note 9)	9,163,595	13,668,811
Leasehold deposits paid (Note 8)	910,268	1,250,166
Deferred tax assets, net (Note 12)	846,847	8,095,544
Other non-current assets	229,437	4,349,041

Total non-current assets	13,511,125	29,947,263

TOTAL ASSETS	￦ 63,732,812	￦ 86,972,235

(Continued)

GRAVITY CO., LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2014 AND 2013

	(In thousands of Korean won)
	December 31, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 19 and 20)	￦ 3,157,803	￦ 4,417,582
Advance receipts (Notes 11 and 19)	1,551,233	1,921,398
Withholdings	193,135	201,799
Deferred income (Notes 11 and 19)	4,305,766	4,277,475
Income tax payable	112,742	146,384

Total current liabilities	9,320,679	10,964,638

NON-CURRENT LIABILITIES:
Long-term deferred income (Notes 11 and 19)	5,268,274	6,715,567
Asset retirement obligations	210,290	99,000
Leasehold deposits received (Notes 19 and 20)	—	33,180

Total non-current liabilities	5,478,564	6,847,747

TOTAL LIABILITIES	14,799,243	17,812,385

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock (Notes 1 and 13)	3,474,450	3,474,450
Capital surplus
Paid in capital in excess of par value (Note 13)	61,835,470	73,255,073
Other capital surplus	2,125,136	2,125,136
Accumulated other comprehensive income and expenses
Accumulated comprehensive income of equity method investment (Notes 4 and 15)	1,528,484	1,532,202
Accumulated comprehensive loss of equity method investment (Notes 4 and 15)	(194,930)	(160,336)
Accumulated deficit
Undisposed accumulated deficit (Note 14)	(20,029,833)	(11,419,602)
Non-Controlling interest in consolidated subsidiary	194,792	352,927

TOTAL EQUITY	48,933,569	69,159,850

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	￦ 63,732,812	￦ 86,972,235

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	(In thousands of Korean won, except for per share data)
	2014	2013

Revenues (Notes 11 and 19)	￦ 35,364,655	￦ 42,437,955
Cost of revenues (Notes 14 and 19)	30,618,529	30,924,396
Gross profit	4,746,126	11,513,559
Selling and administrative expenses (Notes 14 and 19)	15,869,010	20,241,905
Operating loss	(11,122,884)	(8,728,346)

Non-operating income
Interest income (Note 19)	1,199,661	1,526,498
Gain on foreign currency translation	87,570	22,694
Gain on foreign currency transactions	283,186	509,829
Gain on valuation of equity-method investments (Note 4)	4,317	—
Gain on disposal of equity-method investments (Note 4)	122,705	—
Gain on disposal of property and equipment	5,155	1,483
Other income	90,331	230,647
	1,792,925	2,291,151
Non-operating expenses
Other bad debt expenses(Notes 5 and 19)	39,792	2,087,152
Loss on foreign currency translation	262,482	207,760
Loss on foreign currency transactions	263,477	741,851
Loss on valuation of equity-method investments(Note 4)	1,097,953	1,369,897
Loss on impairment of equity-method investments (Note 4)	—	70,793
Loss on disposal of long-term available-for-sale securities	—	67,835
Loss on disposal of property and equipment	21	—
Loss on impairment of intangible assets (Note 9)	643	1,741,855
Other losses	32,523	21,646
	1,696,891	6,308,789

Loss before income taxes	(11,026,850)	(12,745,984)
Income tax expense (Note 12)	9,161,119	5,238,348

Net loss	￦ (20,187,969)	￦ (17,984,332)

Net loss attributed to owners of the parent	(20,029,833)	(17,954,694)
Non-controlling interests	(158,136)	(29,638)

Loss per share (Note 16)
Basic loss per share (in Korean won)	￦ (2,882)	￦ (2,584)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Korean won)

	Capital Stock	Capital Surplus	Accumulated other comprehensive income and loss	Retained earnings (Accumulated deficit)	Non-controlling interest	Total

Balance at January 1, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,433,326	￦ 6,535,091	￦ 382,566	￦ 87,205,642
Net loss	—	—	—	(17,954,693)	(29,639)	(17,984,332)
Changes in equity-method investee with accumulated comprehensive Income (Notes 4 and 15)	—	—	47,296	—	—	47,296
Changes in equity-method investee with accumulated comprehensive loss (Notes 4 and 15)	—	—	(108,756)	—	—	(108,756)
Balance at December 31, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,371,866	￦ (11,419,602)	￦ 352,927	￦ 69,159,850

Balance at January 1, 2014	￦ 3,474,450	￦ 75,380,209	￦ 1,371,866	￦ (11,419,602)	￦ 352,927	￦ 69,159,850
Net loss	—	—	—	(20,029,833)	(158,136)	(20,187,969)
Disposition of accumulated deficit	—	(11,419,602)	—	11,419,602		—
Changes in equity-method investee with accumulated comprehensive income (Notes 4 and 15)	—	—	(3,719)	—	—	(3,719)
Changes in equity-method investee with accumulated comprehensive loss (Notes 4 and 15)	—	—	(34,593)	—	—	(34,593)
Balance at December 31, 2014	￦ 3,474,450	￦ 63,960,607	￦ 1,333,554	￦ (20,029,833)	￦ 194,791	￦ 48,933,569

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS EMDED DECEMBER 31, 2014 AND 2013

	(in thousands of Korean won)
	2014	2013
Cash flows from operating activities
Net loss	￦ (20,187,969)	￦ (17,984,332)
Adjustments to reconcile net loss to net used in operating activities
Depreciation	567,646	647,791
Amortization of intangible assets	4,885,979	6,061,642
Bad debt expenses	248,473	87,960
Other bad debt expenses	39,792	2,087,152
Loss on foreign currency translation	18,473	88,228
Loss on valuation of equity-method investments	1,097,953	1,369,897
Loss on disposal of equity-method investments	—	70,793
Loss on disposal of long-term available-for-sale securities	—	67,834
Loss on disposal of property and equipment	21	—
Loss on impairment of intangible assets	643	1,741,855
Gain on foreign currency translation	(87,570)	(22,694)
Gain on valuation of equity-method investments	(4,317)	—
Gain on disposal of property and equipment	(5,155)	(1,483)
Gain on disposal of equity-method investments	(122,705)	—
	6,639,233	12,198,975

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(56,949)	765,216
Increase in other receivables	(191,991)	(198,647)
Decrease (increase) in accrued income	75,206	(12,495)
Decrease in advanced payments	189,041	562,733
Decrease (increase) in prepaid expenses	(233,981)	92,533
Decrease in current portion of deferred tax assets	379,865	951,978
Decrease in prepaid income taxes	121,116	263,288
Decrease in other current assets	41,629	70,510
Increase in long-term prepaid expenses	(181,770)	(1,166)
Decrease in deferred tax assets	7,316,697	1,749,249
Decrease (increase) in other non-current assets	4,269,654	(130,000)
Increase (decrease) in accounts payable	(1,259,819)	55,396
Decrease in withholdings	(8,664)	(123,295)
Increase (decrease) in deferred income	(1,053,909)	551,362
Decrease in income tax payables	(33,642)	(98,302)
Decrease in long-term deferred income	(365,092)	(771,111)
Decrease in leasehold deposits received	(33,180)	(42,065)
Increase (decrease) in advanced receipts	(370,165)	167
Decrease in asset retirement obligation	(28,710)	—
	8,575,336	3,685,351

Net cash used in operating activities	(4,973,400)	(2,100,006)

(Continued)

GRAVITY CO., LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	(in thousands of Korean won)
	2014	2013

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term financial instruments	￦ 45,000,000	￦ 39,500,000
Collection of short-term loans receivable	36,250	870,694
Disposal of equity-method investments	1	—
Disposal of long-term available-for-sale securities	—	579,227
Collection of long-term loans receivable	1,389	23,055
Disposal of property and equipment	24,984	2,772
Decrease in leasehold deposits	342,619	162,622
Decrease in other non-current liabilities	—	202,720
Increase in short-term financial instruments	(41,500,000)	(40,000,000)
Increase in short-term loans receivable	(216,490)	(800,000)
Acquisition of equity-method investments	—	(800,040)
Increase in long-term loans receivable	—	(858,000)
Acquisition of property and equipment	(242,528)	(241,572)
Acquisition of intangible assets	(350,646)	(2,245,928)
Increase in other non-current assets	—	(38,557)
Net cash used in investing activities	3,095,579	(3,643,007)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	—	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,877,821)	(5,743,013)

CASH AND CASH EQUIVALENTS
Beginning of the year	29,724,748	35,467,761

End of the year	￦ 27,846,927	￦ 29,724,748

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.                 The Company

Below is the general overview of GRAVITY CO., LTD. (the “Company”) and its subsidiary, NeoCyon, Inc. (the “Consolidated Subsidiary”), which is subject to consolidation by the Company in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”) No. 4 Consolidated Financial Statements, and non-consolidated subsidiaries, Gravity Interactive, Inc. and other three subsidiaries, which are accounted for as equity method investments.

The Company was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 60 markets through three subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also has 85.50% ownership of Gravity Games Corp., the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2014, the total paid-in capital amounts to ￦3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2014, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31%
Others	2,827,161	40.69%
	6,948,900	100.00%

Details of the consolidated subsidiary as of December 31, 2014 and 2013 are as follows:

	2014
	Equity (in thousand won)	Number of Shares owned	Percentage of Ownership (%)	Date of the statement of financial position
NeoCyon, Inc.	5,007,506	185,301	96.11%	December 31

	2013
	Equity (in thousand won)	Number of Shares owned	Percentage of Ownership (%)	Date of the statement of financial position
NeoCyon, Inc.	9,072,688	185,301	96.11%	December 31

Summarized financial information of the consolidated subsidiary, Neocyon, Inc., as of December 31, 2014 and 2013 is as follows:

(in thousands of Korean won)

	2014
	Total Assets		Total Liabilities		Total Revenues		Net Loss
NeoCyon, Inc.	￦	8,920,428	￦	3,912,922	￦	19,315,572	￦ (4,065,182)

(in thousands of Korean won)

	2013
	Total Assets		Total Liabilities		Total Revenues		Net Loss
NeoCyon, Inc.	￦	12,754,479	￦	3,681,791	￦	18,284,264	￦ (885,668)

The subsidiaries which are not consolidated as of December 31, 2014 are as follows:

Company	Total equity (in thousands of Korean won)	Percentage of Ownership (%)	Date of the statement of Financial Position
Gravity Interactive, lnc.	(4,441,863)	100.00	December 31
Gravity Entertainment Corp.	374,033	100.00	December 31
Gravity Middle East&Africa FZ-LLC	1,276,603	100.00	December 31
Gravity Games Corp.	(789,739)	85.50	December 31

2.                 SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company and its subsidiary (the “Consolidated Company”) maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

The following is a summary of significant accounting policies followed by the Consolidated Company in the preparation of its consolidated financial statements.

2.2 Accounting Treatment for Business Combination

The Consolidated Company applies the acquisition method to account for business combination and accounts acquisition-related costs as expenses when incurred. The consideration paid for the acquisition is measured at the aggregate of fair values of the assets transferred, the liabilities assumed or recognized and the equity securities issued by the Consolidated Company. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities arising from business combination are measured initially at their fair values at the acquisition date. The Consolidated Company measures non-controlling interest that provides proportionate share in the event of liquidation at proportionate interest of the acquirees’ net assets. Other non-controlling interest is measured at its fair value unless another measurement method is required KAS-NPEs.

In a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree is recognized at fair value at the acquisition date. Changes are recognized as profit or loss.

Any contingent consideration to be transferred by the Consolidated Company is recognized at fair value at the acquisition date. The amount of the contingent consideration is classified as liabilities or equity in accordance KAS-NPEs No. 6, Financial Asset and liabilities, and KAS-NPEs No. 15 Equity.

The Consolidated Company recognizes a gain from a bargain purchases as the excess of (a) over (b) below.

a)               The identifiable net asset

b)               The fair value at the acquisition date of aggregate of non-controlling interest in the acquiree, the consideration transferred and the acquirer’s previously held equity interest in the acquiree in the income statement.

The Consolidated Company recognizes goodwill as the excess of (b) over (a) and amortization is calculated using the straight-line method (Refer to Note 2.13).

2.3 Basis of Presentation for Consolidated Financial Statements

The Consolidated Company prepares consolidated financial statements in conformity with KAS-NPEs No. 4 Consolidated Financial Statements.

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which is the Consolidated Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Company controls another entity.

However, companies that meet the applicable scale, according to the Act and Enforcement Decree of External Audit for Stock Companies, are deconsolidated.

(b) Elimination of investment and capital accounts

In preparation of the consolidated financial statements, the investment of the Company is offset and eliminated against the capital accounts of the consolidated subsidiaries based on closing date closest to the acquisition of the subsidiary.

(c) Accounting treatment of investment in excess of book value of the investee

To eliminate the investment account of the controlling company and corresponding capital accounts of the subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiary as goodwill or negative goodwill, which is amortized over 20 years, using the straight-line method.  However, any investment in excess of the book value of the investee created as result of subsequent acquisition of shares from minority shareholders is recorded as reduction of consolidated capital surplus rather than goodwill. If there is no consolidated capital surplus available, the amount is recorded as capital adjustment. Furthermore, any subsequent changes in the investment in excess of book value of the investee as result of the subsidiary’s issuance of new shares, share dividends, and etc. are also recorded as adjustment to capital surplus.

(d) Consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings

Adjustments to capital surplus, capital adjustment, accumulated other comprehensive income and retained earnings of the consolidated and non-consolidated subsidiaries of the Company subsequent to acquisition dates are recorded as adjustments to consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings, respectively.

(e) Unrealized profits and losses

Unrealized profits and losses included in inventories, property, plant and equipment and other assets are calculated based on the average gross margin of the respective year.

Unrealized profits and losses included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated.  Unrealized profit, arising from sales by the controlling company to consolidated subsidiaries is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries to the controlling company is fully eliminated, and charged to the equity of the controlling company and minority interest, based on the percentage of ownership.

(f) Fiscal year end of consolidated financial statements

The Company and its consolidated subsidiary follow the same fiscal year end. Differences in accounting policy between the Company and its consolidated subsidiary are adjusted during consolidation.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the Consolidated Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

(c) Translation to presentation currency

The financial performance and financial position of companies whose financial currency is different from the presentation currency are translated into the presentation currency as follows:

•             Assets and liabilities are translated at the closing rate as of the reporting date.

•             Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•             All resulting exchange differences are recognized in consolidated other comprehensive income.

Exchange differences arising from borrowings designated for hedging the investment and other currency instruments are recognized in consolidated other comprehensive income. When the foreign operations are wholly or partially sold, exchange differences recognized in consolidated other comprehensive income are recognized in the income statements as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(d) Foreign currency translations of foreign subsidiaries under equity-method

The Consolidated Company translates assets and liabilities at closing rate as of the reporting date, equity at exchange rate prevailing on the date of transaction, and income and expenses at average exchange rate of foreign subsidiaries under equity-method of accounting. Gains and losses arising from such translations are recognized in other comprehensive income and expense. When the foreign subsidiaries under equity-method of accounting are sold or liquidated, exchange differences recognized in other comprehensive income or expenses are recognized in the statement of operations.

2.5 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

2.6 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Consolidated Company exercises a significant control or influence, are recorded using the equity-method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the statements of operations.

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Consolidated Company considers the necessity to recognize impairment losses. The Consolidated Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.7 Allowance for Doubtful Accounts

The Consolidated Company provides an allowance for doubtful accounts for trade receivables. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for trade receivable from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.8 Equity-method Investments

The Consolidated Company reflects any changes in the book value of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity-method, the Consolidated Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expense (changes in equity due to equity-method investments). Dividends paid by the investee to the Consolidated Company are directly deducted from the Consolidated Company’s equity-method investments at the moment the dividend payment is declared.

Except when the Company or its investee applies the KAS-NPEs No. 31, Special Accounting for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Company when the investee’s financial statements are used by the Company in applying the equity-method.

In case the investee is also a subsidiary of the Company, net income and net assets of the investee in its non-consolidated financial statements should be equal to the corresponding share of the Company presented in the financial statements, unless the equity-method of accounting has been discontinued on the said investee.

2.9 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated Useful Lives	Depreciation Method
Computer and other equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and fixture	4 years	Straight-line method
Leasehold Improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.10 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of operations on a straight-line basis over the period of the lease.

2.11 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on the following depreciation methods and estimated useful lives:

	Estimated Useful Lives	Amortization Method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

New product and new technology related development costs, which are individually identifiable and it is probable that the expected future economic benefits will flow to the Consolidated Company, are capitalized as intangible assets. Amortization of development costs begins when the related product or technology are available for sale or use, over 2 to 5 years using straight-line method.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized on a straight-line basis over the term of the agreement from the point of commercialization.

2.12 Government Grants

Government grants are not recognized until there is reasonable assurance that the Consolidated Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of the depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Consolidated Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

2.13 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.14 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

2.15 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the equity are directly reflected in the equity.

2.16 Employee Benefits

(a) Defined contribution pension plan

The Consolidated Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

(b) Annual paid leave obligations

The Consolidated Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

The Consolidated Company recognized expenses and liabilities for the entire annual paid leave resulting from the rendered service as the Consolidated Company compensates for unused annual leaves.

2.17 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Consolidated Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guarantee minimum royalty payments. The prepaid license fee revenues are deferred and recognized on a straight-line method over the license period. The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Consolidated Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Consolidated Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.18 Measurement of Financial Assets and Financial Liabilities

(a) Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when designated as a hedging instrument in a cash flow hedge accounting) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Consolidated Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Consolidated Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Consolidated Company’s credit rating.

(b) Subsequent measurement

Financial assets and financial liabilities other than securities (note 2.4), derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method of trading securities (note 2.4).

3.                 Cash and Cash Equivalents and Short & Long-term Financial Instruments

As of December 31, 2014 and 2013, there are no restrictions for use of time deposits.

4.                 Equity-method Investments

Equity-method investments as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	Percentage	2014
Investee	of ownership (%)	Acquisition Cost	Net Asset Value	Book Value
Gravity Interactive, lnc.	100.00%	￦ 4,636,784	￦ (4,441,862)	￦ —
Gravity Entertainment Corp.	100.00%	1,763,994	374,033	374,033
Gravity EU SAS (*1)	—	—	—	—
Gravity Middle East&Africa FZ-LLC (*2)	100.00%	1,979,640	1,276,603	1,276,603
Gravity Games Corp.	85.50%	12,488,520	(675,213)	—
		￦ 20,868,938	￦ (3,466,439)	￦ 1,650,636

(*1) The Company owns no share of Gravity EU SAS which is sold in November 3, 2014.

(*2) On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is in process of liquidation as of December 31, 2014.

(in thousands of Korean won)

	Percentage	2013
Investee	of ownership (%)	Acquisition Cost	Net Asset Value	Book Value
Gravity Interactive, lnc.	100.00%	￦ 4,636,784	￦ (2,659,058)	￦ —
Gravity Entertainment Corp.	100.00%	1,763,994	436,456	436,456
Gravity EU SAS	25.00%	2,519,363	(257,819)	—
Gravity Middle East&Africa FZ-LLC	100.00%	1,979,640	1,221,300	1,221,300
Gravity Games Corp.(*1)	85.50%	12,488,520	(1,264,645)	—
		￦ 23,388,301	￦ (2,523,766)	￦ 1,657,756

(*1) The Company obtained additional 34.67% of the share capital of Gravity Games Corp. for ￦ 800,040 thousand through additional paid-in capital in 2013.

Details of changes in the differences between the acquisition cost and the Company’s share of the net fair value of the equity-method investee’s identifiable asset and liability for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

2014
Investee	Beginning		Increase		Decrease		Ending
Gravity Games Corp.	￦	—	￦	—	￦	—	￦	—

(in thousands of Korean won)

	2013
Investee	Beginning		Increase		Decrease(*1)		Ending
Gravity Games Corp.	￦	1,024,031	￦	815,870	￦	1,839,901	￦	—

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity-method investments.

(*1) Loss on impairment of equity-method investment amounting to ￦70,793 thousand and unrecognized changes in equity interest as a result of suspending equity-method amounting to ￦1,264,645 thousand are included.

As of December 31, 2014 and 2013 there is no unrealized gain or loss arising from inter-company transactions with the equity-method investee.

Changes in equity-method investments in subsidiaries for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
Investees	Beginning Balance	Acquisition (Disposition)	Valuation Income (Loss)	Others(*4)	Ending Balance
Gravity Interactive, lnc.(*1)	￦ —	￦ —	￦ (1,070,124)	￦ 1,070,124	￦ —
Gravity Entertainment Corp.	436,456	—	(27,828)	(34,595)	374,033
Gravity EU SAS(*3)	—	(122,705)	—	122,705	—
Gravity Middle East &Africa FZ-LLC	1,221,300	—	4,317	50,986	1,276,603
Gravity Games Corp.	—	—	—	—	—
	￦ 1,657,756	￦ (122,705)	￦ (1,093,635)	￦ 1,209,220	￦ 1,650,636

(*1) Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The Consolidated Company recognized additional valuation loss on equity-method investment of ￦1,070,124 thousand for the year ended December 31, 2014, which is resulted from recognition of allowance doubtful accounts in trade receivables and loans receivable to Gravity Interactive, Inc. The amount of unrecognized changes in equity as of December 31, 2014 is ￦1,765,088 thousand.

(*2) The Company sold all equity of Gravity EU SAS (ownership: 25%) and recognized the gain from disposal of equity-method investment of ￦122,705 thousand.

(*3) As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2014 is ￦675,213 thousand.

(*4) Others consist of changes in accumulated other comprehensive income (expense) of equity-method investments.

(in thousands of Korean won)

	2013
Investees	Beginning Balance	Acquisition (Disposition)	Valuation Income (Loss)	Others(*4)	Ending Balance
Gravity Interactive, lnc.(*1)	￦ —	￦ —	￦ (60,547)	￦ 60,547	￦ —
Gravity Entertainment Corp.	574,719	—	(29,507)	(108,756)	436,456
Gravity EU SAS(*2)	—	—	—	—	—
Gravity Middle East &Africa FZ-LLC	1,464,423	—	(229,871)	(13,252)	1,221,300
Gravity Games Corp.(*3)	320,724	800,040	(1,049,971)	(70,793)	—
	￦ 2,359,866	￦ 800,040	￦ (1,369,896)	￦ (132,254)	￦ 1,657,756

(*1) Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity as of December 31, 2013 is ￦1,052,408 thousand.

(*2) Equity-method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity as of December 31, 2013 is ￦257,819 thousand.

(*3) As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity as of December 31, 2013 is ￦1,264,645 thousand.

(*4) Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity-method investments.

Changes in accumulated other comprehensive income and expense from equity-method investments for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
Investees	Beginning Balance	Increase	Decrease	Ending Balance
Gravity Interactive, lnc.	￦ 1,180,434	￦ —	￦ —	￦ 1,180,434
Gravity Entertainment Corp.	(160,336)	—	34,593	(194,929)
Gravity EU SAS	122,705	—	122,705	—
Gravity Middle East&Africa FZ-LLC	297,062	50,987	—	348,049
	1,439,865	50,987	157,298	1,333,554
Deferred income tax charged directly to equity(*1)	(68,000)	—	(68,000)	—
	￦ 1,371,865	￦ 50,987	￦ 89,298	￦ 1,333,554

(in thousands of Korean won)

	2013
Investees	Beginning Balance	Increase	Decrease	Ending Balance
Gravity Interactive, lnc.	￦ 1,119,887	￦ 60,547	￦ —	￦ 1,180,434
Gravity Entertainment Corp.	(51,580)	—	108,756	(160,336)
Gravity EU SAS	122,705	—	—	122,705
Gravity Middle East&Africa FZ-LLC	310,314	—	13,252	297,062
	1,501,326	60,547	122,008	1,439,865
Deferred income tax charged directly to equity	(68,000)	—	—	(68,000)
	￦ 1,433,326	￦ 60,547	￦ 122,008	￦ 1,371,865

(*1) The Consolidated Company charged deferred income taxes from the temporary differences related to equity accounts to equity directly as of December 31, 2014 and 2013 (Refer to Note 12).

The unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2014 and 2013 were used in the valuation of these equity-method investments. The Consolidated Company has concluded that any difference between the audited and unaudited financial statements is not material.

Summary of financial information of equity-method investees as of and the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
Investees	Assets	Liabilities	Revenue	Net Profit (Loss)
Gravity Interactive, lnc.	￦ 980,790	￦ 5,422,653	￦ 4,990,297	￦ (1,602,240)
Gravity Entertainment Corp.	377,288	3,255	16	(27,828)
Gravity Middle East&Africa FZ-LLC	1,276,603	—	—	4,317
Gravity Games Corp.	3,297,595	4,087,334	928,502	689,407

(in thousands of Korean won)

	2013
Investees	Assets	Liabilities	Revenue	Net Loss
Gravity Interactive, lnc.	￦ 2,062,734	￦ 4,721,792	￦ 5,965,724	￦ (948,478)
Gravity Entertainment Corp.	439,525	3,069	23	(29,507)
Gravity EU SAS	902,903	1,934,181	1,313,602	(948,338)
Gravity Middle East&Africa FZ-LLC	1,455,041	233,741	—	(229,871)
Gravity Games Corp.	3,454,080	4,933,226	1,285,460	(890,674)

5.                 Short-term and Long-term Loans Receivable

Short-term and long-term loans receivable of the Consolidated Company as of December 31, 2014 and 2013 consist of the following:

(in thousands of Korean won)

	Annual Interest Rate (%)	2014	2013
Loans for employee housing	2.0~3.0	￦ 8,889	￦ 46,528
Loans for Naru entertainment, Co., Ltd.(*1)	8.0	1,200,000	1,200,000
Loans for Gravity Interactive, Inc.(*2)	4.0	1,823,140	1,606,650
Loans for Gravity Games Corp.(*3)	6.9	1,972,000	1,972,000
Total		5,004,029	4,825,178
Less short-term portion (maturity of less than a year)		(223,157)	(893,274)
Long-term loans receivable		4,780,872	3,931,904
Allowance for doubtful accounts(*1,2)		(4,995,140)	(4,778,650)

(*1) In 2012, with respect to loans receivable from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivable. The Company recognized the difference as other bad debt expense.

(*2) Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The loss on valuation of equity-method investment of ￦1,606,650 thousand in 2012 and ￦216,490 thousand in 2014 were reflected in the allowance for doubtful loans receivable (Refer to Note 4).

(*3) The intellectual property rights and shares of Gravity Games Corp. held by the former CEO of Gravity Games Corp. are provided to the Company as collaterals for the loans receivable from the Gravity Games Corp.

6.                 Property and Equipment

Details of property and equipment as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Cost	Accumulated depreciation	Accumulated impairment losses	Carrying value
Computer and other equipment	￦ 6,279,237	￦ (6,010,756)	￦ —	￦ 268,481
Vehicles	28,111	(28,111)	—	—
Furniture and fixtures	1,478,227	(1,250,579)	—	227,648
Leasehold improvement	963,697	(751,706)	—	211,991
	￦ 8,749,272	￦ (8,041,152)	￦ —	￦ 708,120

(in thousands of Korean won)

	2013
	Cost	Accumulated depreciation	Accumulated impairment losses	Carrying value
Computer and other equipment	￦ 6,682,674	￦ (6,011,840)	￦ —	￦ 670,834
Vehicles	28,111	(28,111)	—	—
Furniture and fixtures	1,826,252	(1,584,891)	—	241,361
Leasehold improvement	745,967	(745,967)	—	—
	￦ 9,283,004	￦ (8,370,809)	￦ —	￦ 912,195

Changes in the carrying value of property and equipment for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Balance at beginning of the period	Additions	Disposals	Others	Depreciation	Balance at end of the period
Computer and other equipment	￦ 670,834	￦ 11,548	￦ (18,056)	￦ —	￦ (395,845)	￦ 268,481
Vehicles	—	—	—	—	—	—
Furniture and fixtures	241,361	153,250	(1,794)	893	(166,062)	227,648
Leasehold improvement	—	217,730	—	—	(5,739)	211,991
	￦ 912,195	￦ 382,528	￦ (19,850)	￦ 893	￦ (567,646)	￦ 708,120

(in thousands of Korean won)

	2013
	Balance at beginning of the period	Additions	Disposals	Others	Depreciation	Balance at end of the period
Computer and other equipment	￦ 1,002,429	￦ 120,603	￦ (343)	￦ —	￦ (451,855)	￦ 670,834
Vehicles	—	—	—	—	—	—
Furniture and fixtures	310,183	126,356	(613)	—	(194,565)	241,361
Leasehold improvement	1,371	—	—	—	(1,371)	—
	￦ 1,313,983	￦ 246,959	￦ (956)	￦ —	￦ (647,791)	￦ 912,195

7.                 Insurance

Property and equipment covered by insurance policies as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		Amount Insured
Type of Insurance	Properties	2014	2013	Insurance company
Fire Insurance	Buildings (leased)	￦ 5,000,000	￦ 5,000,000	Heungkuk Fire & Marine Insurance Co., Ltd.
General Insurance	Equipment, furniture and fixtures	477,346	887,620	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles, not included in the table above, are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd. In addition, the Company carries directors’ and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

8.                 Operating Lease

The Consolidated Company entered into leasehold agreements with National IT Industry Promotion Agency and SH Corp. and has paid leasehold deposits of ￦904,644 thousand to National IT Industry Promotion Agency and ￦2,904 thousand to SH Corp. as of December 31, 2014.

Future leasehold payments under operating lease as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
Less than one year	￦	1,541,521	￦	2,037,602
One year to three years	1,508,631		—
	￦	3,050,152	￦	2,037,602

The term of leasehold agreement with National IT Industry Promotion Agency is to December 31, 2016. The term of leasehold agreement with SH Corp. is to December 1, 2015.

Leasehold payments recognized in statement of operations for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
Lease payments	￦	2,133,907	￦	2,111,157

9.                 Intangible Assets

Details of intangible assets as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Cost	Accumulated amortization		Accumulated impairment losses	Book Value
Development Cost	￦ 29,596,681	￦	(20,225,786)	￦ (817,911)	￦ 8,552,984
Software	9,818,462	(9,556,963)		—	261,499
Others	4,263,712	(1,385,522)		(2,529,078)	349,112
	￦ 43,678,855	￦	(31,168,271)	￦ (3,346,989)	￦ 9,163,595

(in thousands of Korean won)

	2013
	Cost	Accumulated amortization		Accumulated impairment losses	Book Value
Development Cost	￦ 29,596,680	￦	(16,236,400)	￦ (817,911)	￦ 12,542,369
Software	11,447,435	(10,487,353)		—	960,082
Others	3,970,102	(1,275,307)		(2,528,435)	166,360
	￦ 45,014,217	￦	(27,999,060)	￦ (3,346,346)	￦ 13,668,811

Changes in the carrying value of intangible for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Beginning Balance	Additions	Transfer	Amortization		Impairment (*3)	Ending balance
Development Cost	￦ 12,542,369	￦ —	￦ —	￦	(3,989,385)	￦ —	￦ 8,552,984
Software	960,082	87,797	—	(786,380)		—	261,499
Others	166,360	262,849	30,760	(110,214)		(643)	349,112
	￦ 13,668,811	￦ 350,646	￦ 30,760	￦	(4,885,979)	￦ (643)	￦ 9,163,595

(in thousands of Korean won)

	2013
	Beginning Balance	Additions	Transfer	Amortization		Impairment (*3)	Ending balance
Development Cost (*1)	￦ 17,387,029	￦ 547,638	￦ —	￦	(4,613,400)	￦ (778,898)	￦ 12,542,369
Software	1,428,794	361,543	—	(830,255)		—	960,082
Others (*2)	843,723	903,581	—	(617,987)		(962,957)	166,360
	￦ 19,659,546	￦ 1,812,762	￦ —	￦	(6,061,642)	￦ (1,741,855)	￦ 13,668,811

(*1) The Consolidated Company developed and commenced commercialization of the game named “Ragnarok Odyssey ACE” during 2013. The Consolidated Company recorded costs incurred to develop “Ragnarok Odyssey ACE” as a development cost.

(*2) The Consolidated Company acquired exclusive distribution right of “Steal Fighter” game within Korea and exclusive distribution right of “Requiem Returns” globally except for Korea, in 2012. Both games were commercialized in 2013. The Consolidated Company recognized the amount paid for acquiring distribution rights as other intangible assets.

(*3) When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2014 and 2013 are charged to the following accounts:

(in thousands of Korean won)

	2014	2013
Cost of sales	￦ 4,642,561	￦ 5,903,407
Selling and administrative expenses	93,258	104,820
Research and development expenses	150,160	53,415
	￦ 4,885,979	￦ 6,061,642

The Consolidated Company recognized research and development costs amounting to ￦5,022,755 thousand and ￦6,223,319 thousand as selling and administrative expenses in 2014 and 2013, respectively.

10.          Employee Benefit

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2014 and 2013 amounted to ￦1,226,579 thousand and ￦1,114,428 thousand, respectively.

According to the defined contribution pension plan, the subsidiaries entered into the retirement pension insurance contract with Kookmin Bank. The Consolidated Subsidiary to be paid during the current year for charges of retirement benefits recognized as an expenses. The Consolidated Subsidiary is paid amounting to ￦569,165 thousand and ￦467,078 thousand in 2014 and 2013, respectively.

11.          Commitments

The Consolidated Subsidiary is provided \400 million guarantee by Seoul Guarantee Insurance Company regarding performing contracts as of December 31, 2014.

The Company has provided exclusive license agreement with foreign licensees, such as the foreign subsidiaries, GungHo Entertainment, Inc., SoftWorld International Corp. and Level up! Interactive S.A., etc, to distribute and sell online games and receives royalty fee of 20% to 40% of revenues from the online games.

12.          Deferred Income Taxes

Income tax expenses for the years ended December 31, 2014 and 2013 consist of the followings:

(in thousands of Korean won)

	2014	2013
Current income tax	￦ 1,464,557	￦ 2,537,121
Changes in deferred tax assets from temporary differences	1,524,025	708,391
Deferred income tax due to tax loss carryforwards	6,104,537	1,992,836
Deferred income tax charged directly to equity	68,000	—
Income tax expenses	￦ 9,161,119	￦ 5,238,348

Deferred income tax charged directly to equity for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
Accumulated other comprehensive income of equity method investment	￦	68,000	￦	—

Reconciliation between net loss before tax and income tax expenses for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Net loss before taxes (A)	￦ (11,026,850)	￦ (12,745,984)
Income tax based on statutory rates	(2,425,907)	(2,826,117)
Add (deduct)
Non-taxable income	—	(357)
Non-deductible expenses	91,932	14,813
Changes in tax credits	5,011,695	3,300,277
Foreign withholding tax (deduction)	1,030,650	—
Changes in valuation allowances	5,309,536	4,809,548
Others (difference in tax rates, etc.)	143,213	(59,816)
Income tax expenses (B)	￦ 9,161,119	￦ 5,238,348
Effective tax rates (B/A)	※	※

※ Because of net loss before tax, effective tax rates are not calculated.

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Temporary differences			Deferred tax assets(liabilities)
	Beginning	Change	Ending	Beginning	Ending
Accrued income	￦ (355,043)	￦ 191,105	￦ (163,938)	￦ (78,109)	￦ (36,066)
Property and equipment	248,635	7,924	256,559	54,700	56,443
Intangible assets	3,245,550	(1,804,798)	1,440,752	714,021	316,965
Equity-method investments	23,016,922	2,415,516	25,432,438	5,063,723	5,595,136
Accrued expense	1,058,624	(12,783)	1,045,841	232,897	230,085
Gain(loss) on foreign currency translation	8,771	—	8,771	1,930	1,930
Deferred income	2,397,186	(1,268,648)	1,128,538	527,381	248,279
Allowance for doubtable accounts	5,067,723	230,958	5,298,681	1,114,900	1,165,710
Asset retirement obligations	99,000	(25,793)	73,207	21,780	16,105
	￦ 34,787,368	￦ (266,519)	￦ 34,520,849	￦ 7,653,223	￦ 7,594,587

Tax loss carryforwards	10,062,139	16,412,978	26,475,117	2,213,671	5,824,526
Tax credit carryforwards	19,868,292	(3,024,867)	16,843,425	21,855,120	16,843,425
Valuation allowance(*1)				(23,152,452)	(29,321,538)
				￦ 8,569,562	￦ 941,000

(*1) To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2014, the Consolidated Company has recognized deferred income tax assets related to temporary differences, tax loss carryforwards and tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

(in thousands of Korean won)

	2013
	Temporary differences			Deferred tax assets(liabilities)
	Beginning	Change	Ending	Beginning	Ending

Accrued income	￦ (342,548)	￦ (12,495)	￦ (355,043)	￦ (75,361)	￦ (78,109)
Property and equipment	201,627	47,008	248,635	44,358	54,700
Intangible assets	811,006	2,434,544	3,245,550	178,421	714,021
Equity-method investments	20,782,496	2,234,426	23,016,922	4,572,149	5,063,723
Accrued expenses	1,170,440	(111,816)	1,058,624	257,497	232,897
Available-for-sale securities	4,020,631	(4,020,631)	—	884,539	—
Gain (loss) on foreign currency translation	8,690	81	8,771	1,912	1,930
Deferred income	1,286,835	1,110,351	2,397,186	283,104	527,381
Allowance for doubtable accounts	2,871,735	2,195,988	5,067,723	631,782	1,114,900
Asset retirement obligations	99,000	—	99,000	21,780	21,780
	￦ 30,909,912	￦ 3,877,456	￦ 34,787,368	￦ 6,800,181	￦ 7,653,223

Tax loss carryforwards	—	10,062,139	10,062,139	—	2,213,671
Tax credit carryforwards	20,739,555	(871,263)	19,868,292	22,813,510	21,855,120
Valuation allowance(*1)				(18,342,902)	(23,152,452)
				￦ 11,270,789	￦ 8,569,562

(*1) To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2013, the Consolidated Company has recognized deferred income tax assets related to temporary differences, tax loss carryforwards and the tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Details of temporary differences, tax loss carryforwards and tax credit carry forwards not recognized as deferred tax assets as of December 31, 2014, is as follows:

(in thousands of Korean won)

Year of expiration	Temporary differences	Unused tax losses	Deferred tax credits
2015	￦ —	￦ —	￦ 4,056,399
2016	—	—	3,994,805
2017	—	—	4,583,736
2018	—	—	3,452,939
2019	—	—	755,546
2020 ~	33,955,513	22,763,185	—
	￦ 33,955,513	￦ 22,763,185	￦ 16,843,425

The gross balances of deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Current	￦ 130,219	￦ (36,066)	￦ 552,128	￦ (78,110)
Non-current	846,847	—	8,095,544	—

13.          Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ￦500 per share. As of December 31, 2014, the Company has issued 6,948,900 common shares.

In registered form, the Company is authorized to issue up to 2 million non-voting preferred shares and there are no non-voting preferred shares outstanding as of December 31, 2014.

There has been no change in the total number of common shares for the years ended December 31, 2014 and 2013.

14.          Value Added Information

Value added information for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Salaries	￦ 17,703,160	￦ 19,430,492
Severance benefit expenses	1,795,744	1,581,506
Employee benefits	1,935,988	2,104,114
Rent	2,133,907	2,111,157
Depreciation	567,646	647,791
Amortization	4,885,979	6,061,642
Taxes and dues	549,163	772,510
	￦ 29,571,587	￦ 32,709,212

15.          Comprehensive Income (Expense)

Comprehensive expense for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Net loss	￦ (20,187,969)	￦ (17,984,332)
Other comprehensive expense
Accumulated other comprehensive income of equity-method investments (net of tax of ￦ 68,000 thousand in 2014 and ￦- thousand in 2013)	(3,719)	47,296
Accumulated other comprehensive expense of equity-method investments	(34,594)	(108,756)
Comprehensive loss	￦ (20,226,282)	￦ (18,045,792)
Attributable to owners of the parent	(20,068,146)	(18,016,154)
Non-controlling interests	(158,136)	(29,638)

16.          Loss per Share

The loss per share is calculation of net loss attributed to owners of the parent per common share. The loss per share calculations for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won, except for per share data)

	2014	2013
Net loss attributed to owners of the parent	￦ (20,029,833)	￦ (17,954,693)
Weighted average number of common stock outstanding(in shares)	6,948,900	6,948,900
Basic loss per share (in Korean won)	￦ (2,882)	￦ (2,584)

17.          Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Reclassification of long-term deferred income to short-term deferred income	￦ 1,082,201	￦ 980,695
Increase in property and equipment due to recognition of asset retirement obligations	140,000	—
Reclassification of advance payments to other intangible assets	30,760	537,790
Deferred tax charged directly to equity	68,000	—
Reclassification of long-term prepaid expenses to short-term prepaid expenses	29,000	19,333
Reclassification of long-term loans receivable to short-term loans receivable	10,139	307,306
Accounts payable due to acquisition of property and equipment and intangible assets	—	922,604
Changes in equity method investments due to change in accumulated other comprehensive income (expense) of equity method investments	(106,314)	61,461

18.          Significant Intercompany Transactions

Significant intercompany transactions for the years ended December 31, 2014 and 2013, and the related balances outstanding as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014				2013
	Sales		Purchases		Sales		Purchases
NeoCyon, Inc.	￦	874,208	￦	696,000	￦	705,324	￦	1,567,000

(in thousands of Korean won)

	2014
	Receivables				Payables
	Trade Receivables		Other Receivables		Other Payables		Other Liabilities
NeoCyon, Inc.	￦	248,901	￦	74,053	￦	44,000	￦	117,799

(in thousands of Korean won)

	2013
	Receivables				Payables
	Trade Receivables		Other Receivables		Other Payables		Other Liabilities
NeoCyon, In.	￦	201,918	￦	78,189	￦	111,100	￦	117,799

19.          Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2014 are as follows:

2014
Parent company	GungHo Online Entertainment, Inc.
Ultimate parent company	SoftBank Corp.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity Middle East & Africa FZ-LLC
Gravity Games Corp.
Other related party	Zerodiv Inc.
Acquire Corp.

As of December 31, 2014 and 2013, the parent company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%) and the ultimate parent company is Soft Bank Corp.

The subsidiaries as of December 31, 2014 and 2013 are as follows:

	Percentage of ownership (%)
	2014	2013
Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
Gravity Middle East & Africa FZ-LLC	100.00	100.00
Gravity Games Corp.	85.50	85.50

Details of associates that have sales and other transactions with the Consolidated Company or have receivables and payables balances as of December 31, 2014 and 2013 are as follows:

	2014	2013	Relationship
Associate	※	Gravity EU SAS
Other related party	Zerodiv Inc.	Zerodiv Inc.	A subsidiary of parent company
	Acquire Corp.	—	A subsidiary of parent company

※ As of December 31, 2014, Gravity EU SAS is excluded from the related parties due to the disposition of Gravity EU SAS in 2014.

Sales and purchases with related parties for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014		2013
		Sales	Purchases	Sales	Purchases
Parent company	GungHo Online Entertainment, Inc.	￦ 11,203,488	￦ 12,012	￦ 18,198,764	￦ 1,036,817
Subsidiaries	Gravity Interactive, Inc.	629,959	275,247	1,481,564	193,835
	Gravity Games Corp.	18,984	120,000	153,139	367,525
Associate	Gravity EU SAS	237,383	—	351,812	—
Other relations	Zerodiv, Inc.	—	277,036	—	175,567
	Acquire Corp	—	309,842	—	—

		￦ 12,089,814	￦ 994,137	￦ 20,185,279	￦ 1,773,744

Year-end balances of receivables and payables arising from sales and purchases of goods and services as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014
		Receivables			Payables
		Trade receivables	Loans	Other assets	Other payables	Other liabilities
Parent company	GungHo Online Entertainment, Inc.	￦ 1,325,063	￦ —	￦ 39,495	￦ 48,749	￦ 4,997,593
Subsidiaries	Gravity Interactive, Inc.(*1)	1,611,192	1,823,140	966	18,044	—
	Gravity Entertainment Corp.	—	—	—	1,370	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,550,301
	Gravity Games Corp. (*2)	755	1,972,000	1,949,033	—	—
Other relations	Zerodiv, Inc.	—	—	—	49,699	—
	Acquire Corp.	—	—	—	—	15,102

		￦ 2,937,010	￦ 3,795,140	￦ 1,989,494	￦ 117,862	￦ 6,562,996

(in thousands of Korean won)

		2013
		Receivables			Payables
		Trade receivables	Loans	Other assets	Other payables	Other liabilities
Parent company	GungHo Online Entertainment, Inc.	￦ 1,648,055	￦ —	￦ 43,718	￦ 279,022	￦ 5,445,033
Subsidiaries	Gravity Interactive, Inc.(*1)	1,223,146	1,606,650	—	167,729	—
	Gravity Entertainment Corp.	—	—	—	—	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	Gravity Games Corp. (*2)	28,361	1,972,000	2,081,541	39,097	33,180
Associate	Gravity EU SAS	61,879	—	19,356	—	31,414

		￦ 2,961,391	￦ 3,578,650	￦ 2,144,615	￦ 489,119	￦ 7,329,928

(*1) Interest income recognized in relation to the loans granted to Gravity Interactive Inc. in 2014 and 2013 are ￦64,330 thousand and ￦65,279 thousand, respectively. With respect to the loans, the Company recorded ￦1,823,140 thousand as allowance for doubtful accounts as of December 31, 2014 which was recognized as non-operating expenses in 2014 (2013: ￦1,606,650 thousand). The allowance for doubtful accounts is ￦1,046,400 thousand as of December 31, 2014.

(*2) The Company recorded allowances for doubtful accounts for the loans and accrued income of ￦2,087,152 thousand as of December 31, 2013, and recognized ￦2,087,152 thousand as non-operating expenses in 2013. In addition, the Company recorded allowances for doubtful accounts for other receivables and advance payments of ￦1,833,882 thousand (2013: ￦ 1,823,749 thousand) as of December 31, 2014, and recognized ￦10,133 thousand (2013: ￦ 74,899 thousand) as non-operating expenses in 2014.

Fund transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014
		Loan		Collection
Subsidiaries	Gravity Interactive, Inc.	￦	216,490	￦	—

(in thousands of Korean won)

		2013
		Loan		Collection
Subsidiaries	Gravity Games Corp.	￦	1,618,000	￦	800,000

20.          Financial Instruments

(a) Fair value of financial instruments

There are no financial instruments that subsequently measured at fair value in December 31, 2014 and 2013.

(b) Maturity analysis of financial liabilities

Maturity of financial liabilities as of December 31, 2014 and 2013 is as follows:

(in thousands of Korean won)

	2014
	Less than 3 months		3 months– 1 year		More than 1 year		Total

Accounts payable	￦	2,629,159	￦	528,644	￦	—	￦	3,157,803

(in thousands of Korean won)

	2013
	Less than 3 months	3 months– 1 year	More than 1 year		Total

Accounts payable	￦ 2,974,716	￦ 1,442,866	￦	—	￦	4,417,582
Leasehold deposits received	—	—	33,180		33,180

	￦ 2,974,716	￦ 1,442,866	￦	33,180	￦	4,450,762

21.          Events after the Reporting Period

(a) Approval of financial statements

The December 31, 2014 consolidated financial statements of the Company were approved by the Board of Directors on March 4, 2015.